SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of:   DECEMBER, 2004

SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Notice of Annual General Meeting”, dated December 16, 2004 about AGM scheduled for January 24, 2005.

2.

“Management Information Circular”, dated December 16, 2004 about AGM scheduled for January 24, 2005.

3.

“Form of Proxy”, dated December 16, 2004 for AGM scheduled for January 24, 2005.

4.

"Press Release", dated July 21, 2004 about Yapen Block farm out and joint operating agreement.

5.

"Press Release", dated August 10, 2004 about summary judgement won in lawsuit against China Wisdom Intl.

6.

"Press Release", dated October 27, 2004 about appointment of Director.

7.

"Press Release", dated November 1, 2004 about issuance and amendment of options.

8.

"Press Release", dated November 2, 2004 strategic alliance with Elnusa for Indonesian drilling.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION

Date: 18 January 2005

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

14001 Dallas Parkway, Suite 1200

Dallas, Texas 75240 USA

PH 1-972-934-6774 FX 1-972-934-6718

WEB: www.continentalenergy.com

EMAIL: mail@continentalenergy.com

NOTICE  OF  ANNUAL  GENERAL  MEETING

NOTICE is hereby given  the Annual General Meeting (the "AGM") of the shareholders (the “Members”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the Company’s registered offices, 10th  Floor, 595 Howe Street, Vancouver, British Columbia, on Monday January 24, 2005, at the hour of 10:00 A.M., Vancouver time.

PURPOSE OF MEETING AND RELATED DOCUMENTS

The purpose of the AGM is to review and consider the annual report by the Company’s directors to the Members together with the consolidated financial statements of the Company and independent auditor's report thereon, for the financial year ended July 31, 2004 (the “Fiscal 2004 Financial Statements”). Copies of the 1) Fiscal 2004 Financial Statements, 2) an Information Circular containing additional pertinent Company information and describing in detail the pros and cons of certain matters to be acted upon at the AGM and 3) a Form of Proxy for use in voting on issues raised at the AGM are included with the package containing this Notice.

MATTERS TO BE ACTED UPON AT THE MEETING

The following additional matters have been placed on the AGM agenda for the purpose of determining a course of action thereon, by vote of the Members, utilizing the attached Form of Proxy and in accordance with the Company’s Memorandum and Articles of Association:

1.

To elect directors for the ensuing year.

2.

To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

3.

To approve and ratify incentive stock options, and amendments to incentive stock options, granted to insiders which have not previously been approved by the members; and authorize the directors in their discretion to grant stock options to insiders and to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the Information Circular accompanying this notice.

4.

To confirm, ratify and approve proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM.

5.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

INFORMATION CIRCULAR

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

USE OF FORM OF PROXY

If you are unable to attend the meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this notice.

DATED this 20th day of December, 2004.

BY ORDER OF THE BOARD

/s/ JAMES D. EGER

JAMES D. EGER

DIRECTOR & ACTING CFO

CONTINENTAL ENERGY CORPORATION

14001 Dallas Parkway, Suite 1200

Dallas, Texas 75240 USA

PH 1-972-934-6774 FX 1-972-934-6718

WEB: www.continentalenergy.com

EMAIL: mail@continentalenergy.com

I N F O R M A T I O N     C I R C U L A R

Record Date: December 16, 2004

Shareholders of record at the record date are entitled to vote at the annual general meeting. All information contained in this information circular is current as of the record date except as otherwise indicated herein.

This information circular is furnished in connection with the solicitation of proxies by the management of Continental Energy Corporation (the "Company") for use at the Annual General Meeting (the "AGM") of the Company to be held on Monday, January 24, 2005 at 10th Floor, 595 Howe Street, Vancouver, British Columbia, at the hour of 10:00 A.M., Vancouver time and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company. Holders of the Company's common shares of record at the close of business on December 16, 2004 will be entitled to receive this information circular and notice of the AGM and vote at the AGM.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or officers of the Company. Any member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or, if the member is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the AGM, or any adjournment thereof, or with the chairman of the AGM on the day of the AGM.

VOTING OF PROXIES

A member has the right to appoint a person (who need not be a member) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy. To exercise this right, the member may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy. The shares represented by proxies in favor of management will be voted on any ballot (subject to any restrictions they may contain) in favor of the matters described in the proxy. The enclosed form of proxy also confers discretionary authority upon the person names therein as proxy holder with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before this meeting. At the date of this information circular, management of the company knows of no such amendments, variations or other matters to come before the meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V6C 3B9, not later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

THE COMPANY

Continental Energy Corporation (the "Company") was incorporated under the laws of the province of British Columbia on May 29, 1984 under the name "Intl. Focus Res. Inc.". On January 3, 1996 the Company changed its name from "Intl. Focus Res. Inc." to "Continental Copper Corporation". On October 23, 1997 the name of the Company was changed to Continental Energy Corporation. The address of the registered office of the Company and its address for service in Canada is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

The Company is an oil and gas exploration enterprise focusing its efforts on low to medium risk and high potential reward properties in Indonesia. As of the date of this Information Circular the Company's oil and gas properties are not producing any revenues. All of the Company’s properties are in the exploration or pre-development stage and no proven oil and gas reserves are attributed to them.

SHARE TRADING MARKETS

The Company is a reporting issuer in British Columbia subject to the rules and regulation of the British Columbia Securities Commission (the "Commission"). The Company's Common Shares are quoted on the National Association of Securities Dealers (NASD) over-the-counter bulletin board (OTCBB) in the USA under the symbol "CPPXF" since 24 March 1998. The Company is a full reporting Company as defined by the US Securities and Exchange Commission (the "SEC"). The Company files annually with the SEC a "Form-20F" as a foreign corporation instead of the equivalent annual “Form-10K” required of domestic USA companies.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue two hundred million (200,000,000) shares divided into 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 preferred shares without par value. Of the 100,000,000 authorized Common Shares, 49,508,745 are issued and outstanding as of the date of this circular. No preferred shares are issued. The Board is authorized by the shareholders to create special classes of preferred shares in certain circumstances but no special class of preferred shares has yet been created. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on December 12, 2003 will be entitled to receive notice of and vote at the AGM. Particulars of the securities and voting Common Shares of the Company issued as of the record date are shown in the table below.

Authorized Capital		Issued and Outstanding Securities
Type of Security	Number of Shares	Last Audited Year End July 31, 2004	Last Unaudited Quarter End October 31, 2004	At The Record Date December 16, 2004
Common Shares	100,000,000	49,375,412	49,375,412	49,508,745
Preferred Shares	100,000,000	-0-	-0-	-0-

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except a two companies operating as a nominee securities depository, the Canadian Depository for Securities, Inc. (“CDS & Co.”) and CEDE & Co. CDS & Co. appears as the registered holder of 34,013,838 shares of the Company representing 68.70% of the Company’s issued and outstanding shares as at the record date. CEDE & Co. appears as the registered holder of 6,426,239 shares of the Company representing 12.98% of the Company’s issued and outstanding shares as at the record date. The Company is not aware of the identities of beneficial owners of the shares held by CDS & Co.

DIRECTORS, INSIDERS AND THEIR COMPENSATION

The directors of the Company are elected at each AGM and hold office until the next AGM. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next AGM. The Company is authorized to have up to five directors.

DIRECTOR COMMITTEES

The Company does not have an executive committee. The Company is required to have, and does have, an audit committee consisting of a majority of non-executive directors. The Company also has a compensation committee consisting of a majority of non-executive directors which recommends compensation for key employees and senior management. Members of the audit committee and the compensation committee are identified in the table below.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except for the estate of former director Mr. Gary R. Schell which owes the Company an amount of US$ 138,178 which the Company expects to be paid in full during 2005.

COMPENSATION OF DIRECTORS

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors of the Company, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except for those arrangements providing compensation to directors also serving as “Named Executive Officers” as disclosed and described in the table in the section below entitled “Compensation of Named Executive Officers”.

PROPOSED CANDIDATES FOR ELECTION AS DIRECTORS AT THE AGM

The management of the Company proposes to nominate each of the following four (4) persons for election as a director. Each of the nominees are currently serving directors as of the date of this Information Circular and are therefore nominees for re-election as directors. Each of the nominees has indicated his willingness to continue service if re-elected. Nominations of additional directors may be made at the AGM, however, the names of such nominees are not known by management as of the date of this Information Circular.

Information furnished by the nominees for director at the AGM and represented to be accurate as of the Record Date or the date indicated is summarized in the following table.

Name, Municipality of Residence and Position	Principal occupation and if not a previously elected director, occupation during the past 5 years	Previous Service as a Director Since	Number of Common Shares beneficially owned or directly or indirectly, controlled [3]
Richard L. McAdoo[1] Jakarta, Indonesia. President and Director	Certified Petroleum Geologist.	January-1999	4,010,334 shares 900,000 options 1,090,000 warrants
James D. Eger [2] Dallas, Texas, USA Secretary and Director	Petroleum Geologist, Stock Broker.	October-2004	60,000 shares 940,000 options No warrants
Paul L. Hayes Jr. [1,2] Stratton Mountain, VT, USA Non-Executive Director	Independent petroleum management consultant.	May-2003	No shares 500,000 options No warrants
Stan Lichman [1,2] Vancouver, BC, Canada Non-Executive Director	Independent Tax Consultant and Advisor	July-2001	125,000 shares 500,000 options No warrants

Notes:

1 Member of the audit committee.    2 Member of the compensation committee.

3 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 9, 2003, based upon information furnished to the Company by individual directors. Unless otherwise indicated below, such shares are held directly.

RESUME OF COMPANY'S CANDIDATES PROPOSED FOR RE-ELECTION AS DIRECTORS

The expertise and relevant educational background of the nominees for director are as follows:

•

Richard L. McAdoo holds a Bachelors degree in Geology and Masters degrees in Geophysics from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 24 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.

•

James D. Eger holds a Bachelors degree in Earth Science from Antioch College, and three Masters degrees -- in Geology, Marine Affairs, and Business Administration -- from the University of Florida, University of Rhode Island, and Boston University, respectively. His career spans more than 25 years, with more than 13 years in international oil exploration, and 12 years in the securities and investments industry. Initially, he served as an exploration geologist with Phillips Petroleum Company, from 1978 to 1982, in Bartlesville, Oklahoma, as well as Singapore and London. His overseas assignments included working in the North Sea, North Africa and Indonesia. In 1982, he joined Jackson Exploration, serving as the company's General Manager and Chief Geologist in Jakarta, and later in Dallas where he was responsible for overseeing that company's new ventures activities. In 1987, he joined Dean Witter Reynolds Inc., stationed both in New York and Dallas, where he specialized in energy futures, international equities, and options and currency trading. In 1992 he was named Vice President of Finance for Tracer Petroleum in Vancouver, where he was responsible for financing activities and management of the company's cash assets. In 1994 he joined Southwest Securities Inc. in Dallas, where he specialized in oil and gas and international equities. From 1998 to 2000 he was President of Dimensions West Energy, Inc. and in 2000 rejoined Southwest Securities in Dallas until leaving in 2004 to join the company.

•

Paul L. Hayes, Jr.'s experience includes over twenty years in each of the securities and energy industries.  After graduating in Petroleum Engineering from the University of Oklahoma, he was employed by Exxon in Venezuela.  After four years, he returned to the United States to get his MBA from Harvard University after which he worked for Mobil Oil and Amoco in Argentina and New York City.  When the Board of Amoco moved the International division back to Chicago, he left and became an oil analyst for William D. Witter, Inc.  He was with Witter for four years and then started his own NASD firm, Hayes Brothers Securities, Inc. in Greenwich CT.  After four years, he sold his office to Fahnestock & Co. and became head of research and later worked as an oil analyst for Oppenheimer & Co. and for Yorkton Securities in Toronto.

•

Stan Lichman is a financial services professional and owner operator of an independent financial consultant and tax advisory business with offices in Toronto and Vancouver.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and/or to its majority owned subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at July 31, 2004 the Chief Executive Officer and the other most highly compensated executive officers and consultants of the Company (collectively "the Named Executive Officers") whose individual total compensation for the most recently completed financial year exceeds CDN$100,000 (US$ 65,000) including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

Summary Compensation Table
	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary[1] ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Option Granted[3]	Restricted Shares or Units[4] ($)	LTIP Payouts[5] ($)	All Other Compensation[2] ($)
Gary R. Schell (Deceased- June 2004)	July 31/04	Nil	Nil	US$110,0002a	nil	Nil	Nil	US$ 10,0002b
	July 31/03	Nil	Nil	C$120,0002a	1,200,000	Nil	Nil	US$ 20,5002b
	July 31/02	Nil	Nil	C$120,0002a	1,400,000	Nil	Nil	US$ 24,0002b
Richard L. McAdoo Director & President	July 31/04	Nil	Nil	US$150,0002c	Nil	Nil	Nil	Nil
	July 31/03	Nil	Nil	US$115,0002c	Nil	Nil	Nil	US$ 2,5002d
	July 31/02	Nil	Nil	US$90,0002c	1,000,000	Nil	Nil	US$ 30,0002d
James C. Haebig Chief Geophysicist Of Subsidiary	July 31/04	Nil	Nil	US$90,0002c	Nil	Nil	Nil	Nil
	July 31/03	Nil	Nil	US$90,0002c	Nil	Nil	Nil	US$ 2,5002d
	July 31/02	Nil	Nil	US$90,0002c	1,050,000	Nil	Nil	US$ 30,0002d
James D. Eger VP & Secretary & Director	July 31/04	Nil	Nil	US$30,000	1,000,000	Nil	Nil	Nil
	July 31/03	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	July 31/02	n/a	n/a	n/a	n/a	n/a	n/a	n/a
B. Dorpi Parlindungan	July 31/04	Nil	Nil	US$120,0002e	1,000,000	Nil	Nil	Nil
President and CEO	July 31/03	Nil	Nil	US$ 10,0002e	Nil	Nil	Nil	Nil
Of Subsidiary	July 31/02	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes to the Summary Compensation Table:

1

Salary & Bonus  With the exception of Mr. Eger, the Company’s Named Executive Officers (“NEO’s) are not compensated directly by the Company and do not receive any salary or bonus directly from the Company. Instead, NEO’s are compensated indirectly as described in these notes below.

2

Other Annual Compensation and All Other Compensation  During the fiscal year periods indicated in the preceding Summary Compensation Table, other annual compensation and all other compensation has been paid indirectly to the NEO’s as follows(see section immediately following for details):

2a

The Company has paid or accrued to Milner Downs Equestrian Centre Ltd., a company controlled by Gary Schell, for personal management services provided by Mr. Schell at the Company’s Vancouver office the respective sums indicated in the above table during the period indicated prior to Mr. Schell's death on 28-June-2004.

2b

The Company's Continental-GeoPetro (Bengara-II) Ltd. and Continental-GeoPetro (Yapen) Ltd. subsidiaries have paid or accrued the indicated sums for fee services rendered by Mr. Schell in his capacity as a director of both subsidiaries. The Company is responsible for paying only its 60% joint venture share of these amounts.

2c

The Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary paid or accrued the respective sums indicated in the above table for geological evaluation and management services provided at its Jakarta office during the past financial year to Mr. Richard L. McAdoo and Mr. James C. Haebig. The Company is responsible for paying only its 60% joint venture share of these amounts.

2d

The Company's Continental-GeoPetro (Yapen) Ltd. subsidiary paid or accrued the respective sums indicated in the above table for geological evaluation and management services provided at its Jakarta office during the past financial year to Mr. Richard L. McAdoo and Mr. James C. Haebig. The Company is responsible for paying only its 60% joint venture share of these amounts.

2e

The Company's GAT Bangkudulis Petroleum Company Ltd. subsidiary paid or accrued the indicated sums for fee services rendered by Mr. Parlindungan in his capacity as President and CEO of this subsidiary.

COMPENSATION OF NAMED EXECUTIVE OFFICERS BY SUBSIDIARIES

At July 31, 2004 three of the NEO’s listed in the table above are not paid directly by the Company but instead are employed and paid by one of the Company’s majority owned Indonesian joint venture subsidiaries, reside in Jakarta; and personally provide individual geological, geophysical and management services under annually renewable service agreements principally at the Jakarta offices. The  Company pays only its 60% joint venture share of the total compensation paid to two of the NEO’s by the Company’s Bengara subsidiary and the 40% balance is paid by joint venture partners. The full 100% of the amount paid to each NEO by the Company’s Indonesian joint venture operating subsidiaries is shown in the above table without reduction for the joint venture partners share.

Option Grants and Exercises During The Most Recently Completed Financial Year

Grants: In November 2003 the Company granted 2,700,000 new common share purchase stock options having an exercise price of US$ 0.20 per share and valid until January 30, 2005. In March 2004 the Company granted 2,250,000 new options having an exercise price of US$ 0.20 each, valid until July 30, 2005. Also in March 2004 the Company granted 250,000 options having an exercise price of US$ 0.25 each of which100,000 are valid until July 31, 2005, and 150,000 until August 31, 2005. That portion of new options granted to each NEO is included in the table of executive compensation above.

Amendments: In May 2004 the term of 2,235,000 options expiring on July 30, 2004 were extended to expire upon December 30, 2005.

Exercises: In April 2004  a total of 70,000 options were exercised at an exercise price of US$ 0.15 per share. In July 2004 totals of  90,000 options were exercised at US$ 0.15 per share; 60,000 options at US$ 0.25 per share; and 168,750 options at US$ 0.20 per share.

Restricted Shares and Long Term Incentive Plan Awards Table (LTIP)

The Company does not have a restricted shares program or LTIP as referred to in the Summary Compensation Table above, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) to Named Executive Officers, directors or other employees.

MANAGEMENT CONTRACTS

Most management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company who are listed in the table above and are serving the Company as Named Executive Officers.

Pursuant to a direct personal services agreement dated July 31, 2002, Mr. Richard L. McAdoo acts as President and provides executive and operational management services to the Company at zero salary per month. Under the contract the Company reimburses Mr. McAdoo for personal family medical insurance, professional society memberships and out of pocket personal expenses incurred on behalf of the Company. Mr. McAdoo’s salary compensation is paid by the Company’s majority owned Indonesian joint venture operating companies and the Company is only responsible for contributing its proportional ownership share of the salary as described herein above in the section entitled “Compensation Of  Named Executive Officers By Subsidiaries”.

Pursuant to a personal services agreement dated February 1, 2004,  Mr. James D. Eger acts as Vice President and Chief Information Officer of the Company. Following the death of Mr. Gary Schell, Mr. Eger was appointed Secretary.  Mr. Eger’s salary is US$5,000 per month. The Company reimburses Mr. Eger for personal family medical insurance, and out of pocket personal expenses incurred on behalf of the Company.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except for compensation paid or accrued to directors and named senior management as described above herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE AGM

Except as set out herein, no director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE AGM

The members will be asked at the AGM to consider and take action including voting in accordance with the Form of Proxy attached with regard to the following issues.

VOTE ISSUE – 1 : ELECTION OF DIRECTORS

The members will be asked to elect a slate of directors for the forthcoming year to serve until the next AGM. Nominees for election as directors at this AGM as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the AGM. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the management’s recommended nominees: 1) Mr. R.L. McAdoo, 2) Mr. James D. Eger, 3) Mr. Paul L. Hayes, Jr. and 4) Mr. S. Lichman.

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The members will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Staley Okada,  Chartered Accountants, of Burnaby, British Columbia, as the auditor of the Company to hold office for the ensuing year at a  remuneration to be fixed by the directors.

VOTE ISSUE – 3 : APPROVE STOCK OPTIONS

The members will be asked to approve and ratify incentive stock options, and amendments to incentive stock options granted to insiders, directors, senior officers, employees or consultants of the Company which have not previously been approved by members and to authorize the directors in their discretion to grant stock options to insiders, directors, senior officers, employees or consultants and to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Stock Option and Amendments to Option Agreements Granted by the Board of Directors since the Last AGM and authorize the Directors at their Discretion to Grant future options in compliance with applicable regulations promulgated by regulatory authorities having jurisdiction.

VOTE ISSUE – 4 : RATIFY ACTS OF DIRECTORS AND OFFICERS

The members will be asked to confirm, ratify and approve all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and ending upon the date of this Notice. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the proceedings, resolutions, acts, deeds and things done by the Board of Directors, the Directors and the Officers of the Company during the year preceding the AGM and to authorize the Board of Directors, the Directors and the Officers of the Company to continue and proceed taking additional action on behalf of the Company during the ensuing year.

VOTE ISSUE – 5 : OTHER BUSINESS

Management of the Company is not aware of any other matter to come before the AGM other than as set forth in the notice of AGM. Matters may arise properly from the floor. If any other matter properly comes before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED THIS 20TH DAY OF DECEMBER 2004;

BY ORDER OF THE BOARD

/s/ JAMES D. EGER

JAMES D. EGER

DIRECTOR & ACTING CFO

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF CONTINENTAL ENERGY CORPORATION, (the "Company") TO BE HELD AT

10TH FLOOR, 595 HOWE STREET, VANCOUVER, BC, V6C 2T5,  CANADA , ON  MONDAY,  JANUARY 24, 2005, AT 10:00 A.M.

The undersigned Member of the Company hereby appoints, James D. Eger a Director of the Company, or failing this person, Richard L. McAdoo, President and a Director of the Company, or in the place of the foregoing,  ___________________________ as proxy holder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Annual General Meeting (“AGM”) of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

RESOLUTIONS SCHEDULED FOR VOTE (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

To Vote: “For” or “Withhold” to Elect the Following As Directors:	For		Withhold
1. Mr. Richard L. McAdoo		1
2. Mr. James D. Eger		2
3. Mr. Paul L. Hayes, Jr.		3
4. Mr. Stan Lichman		4
To Vote: “For” or “Against” to Resolve the Following Issues:	For		Against
5. To appoint STALEY OKADA & PARTNERS as Auditors of the Company for the ensuing year.		5
6. To authorize the directors to fix the auditors' remuneration		6
7. To confirm, ratify and approve grants of stock options awarded by the directors during the preceding year.		7
8. To confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on behalf of the Company during the preceding year.		8
9. To transact such other business as may properly come before the Meeting.		9

The undersigned Member hereby revokes any proxy previously given to attend and vote at said AGM.

SIGN HERE: _______________________________    Number of Shares: __________________

Please Print Name: ________________ Date:__________  Represented by Proxy Named: ________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL. THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

This Proxy is solicited by the Management of the Company. INSTRUCTIONS FOR COMPLETION OF PROXY

1.

If someone other than the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation  acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, it shall be deemed to be dated the date of receipt.

2.

If a registered Member wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting. If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

3.

If a Member cannot attend the Meeting but wishes to vote on the resolutions, the Member can appoint another person, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxy holder’s name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxy holder.

4.

If the Member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxy holder will vote the securities as if the Member had specified an affirmative vote.

5.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxy holder appointed, as the proxy holder in his/her sole discretion sees fit.

6.

If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company’s scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the AGM, this proxy form must be received at the office of the Company’s transfer agent by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of the transfer agent, ComputerShare Investor Services Inc., is 510 Burrard Street, Vancouver, BC V6C 3B9 and its fax number is (604) 683-3694.

CONTINENTAL ENERGY CORPORATION

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Enters into Farm Out and Joint Operating Agreements for its Yapen Block

DALLAS – July 21, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has entered into farm out and joint operating agreements involving its Yapen Block exploration concession area in Indonesia.

Under the terms of the farm out agreement, Continental's partner company in its Yapen Block production sharing contract area offshore Papua, Indonesia, Medco E&P (Yapen) Ltd. (Jakarta stock exchange: MEDC) is farming out 75% of its Yapen Block interest to Maraja (Yapen) Energy Ltd. Medco retains a 15% stake in the Yapen Block.

Maraja will also assume daily operations of the Yapen Block from Medco. Under an arrangement with Maraja, Continental will manage exploration activities on the Yapen Block, and Maraja will provide financial management.

The farm out agreement requires the drilling of at least two exploration wells prior to September 27, 2005 on the highly prospective 2.4 million acre Yapen Block, located offshore Papua (Irian Jaya).  Estimated cost to drill the two exploration wells is in excess of (US) $10 million.

Continental's 60% owned subsidiary, Continental-GeoPetro (Yapen) Ltd., owns a 10% carried interest in the Yapen Block, and its share of exploration costs are carried to first discovery by Medco and Maraja. Continental-GeoPetro (Yapen) Ltd.'s interest is otherwise unaffected by the farm out and change of Yapen Block operatorship.

Maraja is a business unit of a privately owned Indonesian based company with a wide range of oil and gas production and transport businesses internationally.

On behalf of the Company,

" James D. Eger "

Vice President & CIO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes. For further information, please visit our web site at www.continentalenergy.com.

CONTINENTAL ENERGY CORPORATION

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Wins Summary Judgment Against China Wisdom

DALLAS – August 10, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has received a summary judgment in favor of Continental Energy and its partners and against its former Bengara-II Block farm in partner, China Wisdom International (HK) Ltd..

Continental Energy, together with its partner GeoPetro Resources Company and  its jointly owned subsidiary Continental-GeoPetro (Bengara-II) Ltd., were claimants in a civil suit brought against China Wisdom International (HK) Ltd. The suit charged that  China Wisdom had defaulted and breached contract by failing to fulfill its drilling obligations under a March 3, 2003 farm out agreement regarding the Bengara-II Block production sharing contract area in Indonesia. The farm out agreement clearly stated that the consequence for China Wisdom’s failure to timely perform its drilling obligations was termination of the farm out.

In a ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands the court agreed with Continental’s petition and declared that the farm out agreement between the claimants and China Wisdom dated March 3, 2003 is terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of joint venture subsidiary Continental-GeoPetro (Bengara-II) Ltd., a British Virgin Islands (BVI) company, 12,000 shares to Continental Energy Corporation and 8,000 shares to its partner, GeoPetro Resources Company. The shares were transferred to China Wisdom by Continental and GeoPetro on the condition that China Wisdom would perform its drilling obligations under the farm out agreement..  Should China Wisdom fail to voluntarily make the re-transfer by August 31, 2004,  the court has ordered the BVI Registrar of Companies to sign transfers on behalf of China Wisdom, concluding the re-transfer of  these shares to Continental Energy and GeoPetro Resources. Additionally, the court ordered China Wisdom to pay the claimants’ legal costs in the amount of US$ 7,700.00.

In a statement issued from Continental’s Dallas office, VP & CIO James D. Eger said:  “We are pleased with the court’s decision.  It puts an official end to any involvement China Wisdom  and its agents, officers and directors  might claim to have in the Bengara-II PSC, or with Continental Energy or  GeoPetro Resources. We initiated the action in the BVI Courts against China Wisdom to clear title to shares of our joint venture subsidiary Continental-GeoPetro (Bengara-II) Ltd.  We are currently in serious discussions with two new prospective farm in partners, and the court’s decision and order have removed a possible obstacle to concluding a new farm out.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes. For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger " Vice President & CIO

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Tom Gavin, IR Network, 951-279-8884 or Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

CONTINENTAL ENERGY CORPORATION

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Appoints James D. Eger to its Board of Directors

DALLAS – October 27, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that its Board of Directors has appointed James D. Eger, its Secretary & CIO, to serve on its Board until the Company’s next annual meeting of shareholders. He succeeds Gary D. Wine, who resigned early this month to pursue personal interests in Peru. The Board also appointed Mr. Eger to serve as Acting CFO.

“We appreciate Gary Wine’s service and valuable contributions to the Company and wish him well in his new endeavors.” said Richard L. McAdoo, Chairman and President.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling more than three million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com .

CONTINENTAL ENERGY CORPORATION

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Issues and Amends Options

DALLAS – November 1, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has granted 50,000 new incentive common share purchase options to a consultant, exercisable at US$ 0.17 per share until 30 December 2005.  The terms of 3,371,250 outstanding options issued to officers, directors, consultants and employees were amended from previous exercise prices of $0.25 and $0.20 per share to a new exercise price of $0.17 and their validity extended from 31 January 2005 until 30 December 2005.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling more than three million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com .

CONTINENTAL ENERGY CORPORATION

PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy Forms Strategic Alliance with PT Elnusa for Indonesia Drilling

DALLAS – November 2, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has signed a Memorandum of Understanding with PT Elnusa, an Indonesian oil and gas services company, to mutually cooperate in oil and gas exploration, development and production projects in Indonesia.

The first project that the parties intend to cooperate in Continental’s Bangkudulis Oil Field Development project in East Kalimantan. PT Elnusa personnel will visit the Bangkudulis field in early November, with initial drilling in the field scheduled to begin soon thereafter.

Mr. Richard L. McAdoo, Chairman and President of Continental, said,“We are extremely pleased to establish this relationship with Elnusa. Elnusa has 20 years experience in Indonesian oilfield operations and has developed expertise in all facets of the oilfield services business, including drilling, workovers, logging, cementing, seismic acquisition and maintenance. Their large supply base in East Kalimantan will greatly facilitate our Bangkudulis operations, enabling the establishment of early production from the Bangkudulis Field.”

About PT Elnusa:

PT Elnusa ………………………………>>

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling more than three million acres, and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes. For further information, please visit our web site at www.continentalenergy.com .